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                                                        Filed by Ziff-Davis Inc.
                                                  Pursuant to Rule 425 Under the
                                                          Securities Act of 1933

                                               Subject Company:  Ziff-Davis Inc.
                                                   Commission File No: 001-14055


Following is the complete text of Item 5 of the Current Report on Form 8-K of Ziff-Davis Inc., which was filed today with the Securities and Exchange Commission.

ITEM 5.  OTHER EVENTS.

MERGER WITH CNET

On July 19, 2000, Ziff-Davis Inc. and CNET Networks, Inc. jointly announced that they had entered into a definitive merger agreement. Under that agreement, Ziff-Davis will merge with a subsidiary of CNET.

As a result of the merger, each share of our ZD common stock (NYSE: ZD) will convert into 0.3397 shares of CNET common stock (NASDAQ: CNET) and each share of our ZDNet common stock (NYSE: ZDZ) will convert into 0.5932 shares of CNET common stock. The merger supersedes the alternative transaction we described in our February 7, 2000 proxy statement for eliminating our tracking stock structure. We expect to close the merger in the fourth quarter of 2000.

The merger is subject to termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, approval from the stockholders of both companies and other customary closing conditions. Softbank, which owns a majority of the voting stock in Ziff-Davis, and members of CNET management owning about 20% of CNET's voting stock, have agreed to vote for the transaction. The merger does not require the consent of Ziff Davis Media (the entity that bought our publishing division earlier this year) or any other material third party consent.

We include as exhibits to this Form 8-K copies of the merger agreement, a voting agreement and a stockholders agreement between Softbank and CNET, a voting agreement between the chairman of CNET and Ziff-Davis, a voting agreement between the CEO of CNET and Ziff-Davis and a July 19, 2000 press release we and CNET jointly released, and we incorporate those documents by reference into this Form 8-K.





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KEY3MEDIA SPIN-OFF AND CASH DIVIDEND

Before completing the CNET merger, we will complete the previously announced recapitalization and spin-off of our trade show and conference business (now known as Key3Media Group) to our holders of ZD common stock and simultaneously pay those holders a cash dividend of up to $2.50 per share. The exact amount of the cash dividend will depend on the amount of cash Key3Media is able to transfer to Ziff-Davis as a result of its recapitalization. If Key3Media transfers $275 million to Ziff-Davis as currently planned, we will pay a cash dividend of $2.50 per share. If, however, Key3Media transfers less than $275 million, Ziff-Davis will pay a cash dividend equal in the aggregate to the amount actually received from Key3Media.

Key3Media has a signed commitment letter from Morgan Stanley Senior Funding, Inc. for a $330 million bank term loan facility and a $50 million bank revolving credit facility. This commitment letter is subject to a variety of conditions and terminates on July 31, 2000, although we expect that we will be able to extend the term through the middle of August. In addition, Key3Media is negotiating with a large institutional investor for a private placement of $75 million of debt with warrants. Key3Media also expects to raise approximately $60 million through the sale of common stock.

These Key3Media transactions, on the terms currently planned, are described in greater detail in Key3Media's current version of its Form S-1 filed on July 13, 2000. Assuming all of these transactions close as planned, Key3Media will repay its existing $150 million in external debt, pay $275 million to Ziff-Davis (to enable it to pay the dividend of $2.50 per share of ZD common stock described above) and retain the remainder of the proceeds for its own uses. We expect to complete the Key3Media transactions, spin off Key3Media and pay the planned cash dividend to the holders of ZD common stock in mid-August 2000.

Each of the Key3Media transactions described above is subject to successful completion of the other Key3Media transactions. We cannot assure you that we will be able to complete these transactions or, if we do, that we will be able to complete them on the terms or on the timetable we currently contemplate.

CAUTIONARY LEGEND REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this Form 8-K, particularly the information regarding the timing of the CNET merger, the financing plans for Key3Media, the possible amount of the planned cash dividend on the ZD common stock and the timing of the various Key3Media transactions, constitute forward-looking statements. These statements are subject to various risks and uncertainties, including the possibility that the CNET merger will not close due to failure to obtain regulatory or stockholder approval or for some



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other reason or that one or more of the Key3Media financings is delayed, materially changed or abandoned as a result of a material adverse change in Key3Media's business or financial position or in the markets generally. Important cautionary statements and risk factors that could affect the Key3Media transactions are discussed in Key3Media's Form S-1 and prospectus filed with the SEC, including under the caption "Risk Factors" appearing in that prospectus.

FURTHER INFORMATION ABOUT PROXY MATERIALS

Ziff-Davis and CNET will be filing with the SEC a proxy statement and other relevant documents concerning the merger. We urge you to read the proxy statement/prospectus and any other relevant documents to be filed with the SEC, because they contain important information. You will be able to obtain these documents free of charge at the SEC's website, www.sec.gov. You may also inspect documents filed with the SEC by Ziff-Davis at the offices of the NYSE, 20 Broad Street, New York, New York 10005. The joint press release relating to the merger filed with the SEC on July 19, 2000 contains information regarding the participants in the proxy solicitation and their ownership of Ziff-Davis and CNET stock.